

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

Zhifan Zhou
Chairman and Chief Executive Officer
Hainan Manaslu Acquisition Corp.
B3406, 34F, West Tower, Block B
Guorui Building, 11 Guoxing Avenue
Haikou, Hainan Province, People's Republic of China 570203

>   **Re: Hainan Manaslu Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 21, 2022**
>   **File No. 333-261340**

Dear Mr. Zhou:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   Refer to prior comment 1. We note your statement on the cover page that the PRC subsidiaries and consolidated VIEs may pay dividends to you out of their retained earnings. Please expand your cover page to address restrictions relating to when subsidiaries and VIEs can pay dividends in addition to the limitation on payments from retained earnings. Please also address other forms of transferring cash to and from the PRC subsidiaries and VIEs, such as through loan agreements. In this regard, we note your detailed discussion of cash transfers in the prospectus summary beginning on page 8.

2.   Refer to prior comment 1. We note your disclosure on the cover page and in the prospectus summary on page 9 that as of the date of the prospectus "we have not made any dividends or distributions to our shareholders." Please expand your disclosure on the cover page and in the summary to state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, and quantify the amounts where applicable.

Summary, page 1

3.   We note your disclosure in the risk factors on page 81 that the combined company following a business combination would be the primary beneficiary of the VIEs for accounting purposes. Please revise your disclosure in the prospectus summary, consistent with your risk factor disclosure, to ensure that any references to control or benefits that accrue to the post-combination company because of the VIE are limited to a clear description of the conditions you will have to satisfy for consolidation of the VIE under U.S. GAAP and to clarify that you will be the primary beneficiary of the VIE for accounting purposes. In addition, please disclose both in the summary and on the cover page, consistent with your risk factor disclosure, that VIE agreements have not been tested in a court of law.

Summary of Risk Factors
Risks Associated with Acquiring and Operating a Business in China, page 36

4.   We note your revisions and we reissue prior comment 3 in part. Please acknowledge the risks that actions by the Chinese government to exert more oversight and control could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

You may contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-3457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard Anslow